SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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RONI AL-DOR APPOINTED AS PRESIDENT AND CEO OF SAPIENS

Itzick Sharir who led the company for 5 years, announced his departure

Research Triangle Park, NC - October 27, 2005 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced the appointment of Mr. Roni Al-Dor to serve as its President and Chief Executive Officer, effective as of November 10, 2005, following the release of the company's financial results for the third quarter of 2005. Mr. Al- Dor has over 20 years of experience in the High Tech industry, including 12 years as President of TTI Telecom, which he co-founded and which he successfully took public on the NASDAQ National Market and which reached annual sales of $60 million.  Mr. Al-Dor replaces Itzick Sharir, the company's President and CEO during the last 5 years, who is announcing his retirement from the company in order to pursue personal interests.

Itzick Sharir, departing President and CEO, reflecting on his tenure, said, "It was a great honor to be part of the Sapiens family for the past 5 years and, from the bottom of my heart, I would like to thank everyone who worked with me.  We are currently beginning to see the fruits of our efforts for the long term development of the company. I wish Roni good luck in his new position and I am confident of his success."

Gadi Goldstein, President of Formula, commenting on the replacement, stated: "I would like to thank Itzick Sharir for 5 years of leadership and guiding the company to new markets and industries, and I wish him the best of luck in the future.  Similarly, I would like to congratulate and welcome Roni Al-Dor, upon his assumption of the position of President and CEO. Roni Al-Dor brings with him much business and operational experience and proven successes of managing a software company in the international markets. We are confident that Roni's qualities and experience will enable him to address the challenges facing the company and lead Sapiens to great successes."

Mr. Al-Dor added, "Sapiens is a company with significant assets - talented and skilled personnel, valuable core technology, an impressive customer base and various software solutions. I am grateful to the Board of Directors for their confidence in me and for the opportunity to lead a company such as Sapiens on the road to fulfilling its potential."

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About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others. For more information about Sapiens, please visit http://www.sapiens.com.

FOR ADDITIONAL INFORMATION

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com	Itzick Sharir Chief Executive Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  October 27, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary